Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-165376

March 10, 2010

CLIFFS NATURAL RESOURCES INC.

Pricing Term Sheet

$400,000,000 5.900% Notes due 2020

Issuer:	Cliffs Natural Resources Inc.

Size:	$400,000,000

Maturity:	March 15, 2020

Coupon (Interest Rate):	5.900%

Yield to Maturity:	5.977%

Spread to Benchmark Treasury:	T+225 bps

Benchmark Treasury:	3.625% due February 15, 2020

Benchmark Treasury Price and Yield:	99-05 / 3.727%

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2010

Redemption Provision:	T+35 bps

Price to Public:	99.427%

Settlement Date:	T+5; March 17, 2010

CUSIP / ISIN	18683K AA9 / US18683KAA97

Ratings*:	Baa3 (stable) by Moody’s Investors Service, Inc. / BBB- (stable) by Standard & Poor’s Ratings Services

Joint Book-Running Managers	Banc of America Securities LLC J.P. Morgan Securities Inc.

Co-Managers	Fifth Third Securities, Inc KeyBanc Capital Markets Inc. PNC Capital Markets LLC RBS Securities Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Banc of America Securities LLC and J.P. Morgan Securities Inc. can arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322, or calling J.P. Morgan Securities Inc. collect at 1-212-834-4533.